UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Share Consolidation of American Depositary Shares

As a result of the spin-off of certain businesses from SK Telecom Co., Ltd. (the “Company”) into SK Square Co., Ltd. effective as of November 1, 2021 (the “Spin-off Date”), pursuant to share consolidation procedures under Korean law, the outstanding shares of common stock of the Company were consolidated as of the Spin-off Date such that the shareholders recorded in its shareholder register as of October 29, 2021 were allotted 0.6073625 share of the Company’s modified common stock in exchange for each outstanding share. The outstanding American Depositary Shares, each representing five-ninths of one share of common stock of the Company (“ADSs”), will also be consolidated at the open of business (New York time) on November 30, 2021 such that holders of such ADSs will be entitled to receive (subject to applicable fees, taxes and expenses) 0.6073625 new ADS in exchange for each outstanding ADS surrendered to Citibank, N.A., the depositary for the Company’s American depositary receipts program (the “Depositary”). No fractional new ADSs will be issued. All entitlements to fractional new ADSs will be aggregated and sold in the open market by the Depositary for registered holders of ADSs and the net cash proceeds of such sale (after deducting applicable fees, taxes and expenses) will be distributed to the ADS holders entitled to such fractional entitlements.

The CUSIP number for the new ADSs will be 78440P306 and the ISIN number will be US78440P3064.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Heejun Chung
(Signature)
Name: Heejun Chung
Title: Senior Vice President

Date: November 30, 2021